Mail Stop 4561

      May 1, 2007

Adam Langley
Aspen Diversified Fund LLC
1230 Peachtree Street, N.E.
Suite 1750
Atlanta, GA  30309

Re:	Aspen Diversified Fund LLC
	Form 10
	File No. 0-52544
      Filed April 2, 2007

Dear Mr. Langley:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Page number references in our comment letter correspond to the printed EDGAR copy of the registration statement.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-
day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please paginate the filing in your next amendment.

3. Throughout the registration statement you refer to your private offering. In certain instances the disclosure suggests that the registration statement will be used as an offering document and in others refers the reader to the confidential private placement memorandum. Please tell us how references to this registration statement as an offering document and references to your private placement memorandum in a public filing are consistent with the prohibitions on general solicitation in Regulation D and Rule 506 of the Securities Act. For example, refer to:
* Conflicts of Interest of Placement Agent..., page 15
* Paragraph preceding "Financial Information" on page 16
* Use of Proceeds, page 23
* Investor Requirements, page 24
* Reference to "investors" in "The Limited Liability Company Agreement" section on page 29
* References to subscription agreements in "Management of Fund Affairs" section on page 30
* References to placement memorandum in "Nature of Classes..."
section on page 30
* Plan of Distribution, page 31
* Filing placement memorandum and subscription agreement as exhibits.

4. We note that the fund will invest primarily in other pooled investment vehicles, rather than purchasing futures, forward, and options contracts directly. Please provide a detailed analysis of whether, based on your existing and anticipated portfolio, Aspen will be an investment company subject to regulation under the Investment
Company Act of 1940.

Cover Page

5. Please clearly identify the securities to be registered pursuant to Section 12(g) of the Act. Your description should address whether the Class A, B and E units are being registered separately.

General Development of Business, page 1

6. Please include a structure chart that reflects the relationship of the fund, the managing member, the sub-advisor, the investee pools and the broker-dealer.

7. Please revise the disclosure to clarify the reference to "passive risk premiums."

Available Information, page 5

8. Please update the SEC address to 100 F Street, N.E., Washington
D.C. 20549.

Risk Factors, page 5

9. Please clearly state the risk in the header to each risk factor.

Substantial Charges to Fund, page 8

10. Please disclose the amount of fixed fees and incentive fees.

Other Clients of the Portfolio Managers..., page 11

11. Please disclose in more detail the number and assets under management of other accounts in which the referenced parties are involved that may compete with the fund.

Financial Condition, page 17

12. Please revise to discuss liquidity on both a long-term
(greater
than 12 months) and a short term basis.

Security Ownership of Management, page 19

13. Please disclose the ownership information for each person that is the beneficial owner of more than five percent of any class of your voting securities. Refer to Item 403(a) of Regulation S-K.

14. Please disclose the person that controls the voting and dispositive powers over the units held by Aspen Partners, Ltd.

Identification of Directors and Officers, page 19

15. Please clearly disclose the business experience of Messrs.
Banwart and Stanrod over the past five years.  Refer to Item
401(e)
of Regulation S-K.

Transactions With Related Persons, page 20

16. Please advise us why you have not disclosed any fees paid by the fund, directly or indirectly, to the broker-dealer affiliated with the managing member.

Recent Sales of Unregistered Securities, page 22

17. Please revise to identify the persons or class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Other Securities, page 24

18. Please briefly describe the difference between each of the classes of units.

Charges to the Fund, page 25

19. Please advise us why this section has been drafted in the future tense. It appears that the charges described are already being borne by the fund.

Trailing Commissions, page 27

20. Please disclose who pays the trailing commissions, for how long and to whom.

Withdrawals, page 28

21. Refer to the second paragraph, which states that the Managing
Member may distribute Financial Instruments in kind. Please revise to explain the reference to "Financial Instruments" and describe this type of distribution in more detail.

Market Information for Securities Other than Common Equity, page
32

22. Please revise the second paragraph to reflect that the status of your privately placed securities as "restricted" does not depend on the effectiveness of this registration statement.

Exhibit 1

Independent Auditors` Report, page 1

23. We note that your auditor has relied solely on the report of other auditors when auditing your investment in and income recognized from investment funds, which makes up 97% and 100% of your assets and revenues, respectively. In that regard, please explain to us how Williams Benator & Libby, LLP concluded that they are the principal auditor since they have audited significantly less than 50% of the assets and revenues of your company.

24. Please have your auditors revise their Independent Auditors` Report to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board. For reference see Auditing Standard No. 1 - References in Auditors` Reports to the Standards of the Public Company Accounting Oversight
Board.

25. Please revise to include the reports of the other auditors that you referenced in your Independent Auditors` Report issued by Williams Benator & Libby, LLP on March 20, 2007.

Notes to Financial Statements, page 6

26. Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Note A - Description of Business and Summary of Significant
Accounting Policies, page 6

27. Please describe what is meant by "open trade equity" and tell us your basis in GAAP for valuing derivative instruments at this amount.

Note B - Investments in Investment Funds, page 7

28. Please revise to disclose all of the information required by paragraph 11 of SOP 95-2 as it relates to your investments in investment funds.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Kristi
Marrone at (202) 3429 or Daniel Gordon, Accounting Branch Chief, at
(202) 551-3486. Direct any other questions to Michael McTiernan at
(202) 551-3852, or the undersigned at (202) 551-3780.



Sincerely,



	Karen J. Garnett
	Assistant Director
Adam Langley
Aspen Diversified Fund LLC
May 1, 2007
Page 1